Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	April 1, 2013 NR#13-01

MAG SILVER REPORTS 2012 ANNUAL RESULTS AND
PERSONNEL CHANGES

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces the Company’s audited consolidated financial results for the year ended December 31, 2012.  For complete details of the annual financial statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars unless otherwise specified.

2012 FINANCIAL PERFORMANCE

At December 31, 2012, the Company had working capital of $40,492,095 (December 31, 2011: $25,779,667), including cash on hand of $40,621,158 (December 31, 2011: $26,217,409). The primary use of cash during the year ended December 31, 2012 was for exploration and evaluation expenditures in Mexico totaling $11,981,221 (December 31, 2011: $9,014,714). The Company also advanced to Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) and expended on its own account a further $4,577,611 (December 31, 2011: $2,583,367) for work conducted on the Juanicipio property.

The Company’s net loss amounted to $12,109,761 (or $0.22 per share) for the year ended December 31, 2012 as compared to $8,250,743 (or $0.15 per share) in 2011.  The increased net loss in 2012 is due to increased exploration and evaluation cost write-downs (Esperanza - $2,468,379 and a claim under the Lagartos properties - $896,099, compared to $531,515 in 2011 for the San Ramone property) and costs incurred in 2012 dealing and negotiating with a dissident group of MAG shareholders. The 2011 comparable loss was also reduced by the receipt of a $1.86 million arbitration award recognized as income in the prior year.

Shareholders may receive, upon request and free of charge, a hard copy of the Audited Financial Statements. The Company’s 40-F has also been filed with the United States Securities and Exchange Commission.

Juanicipio Project

An updated Preliminary Economic Assessment for the Juanicipio Project, commissioned by Minera Juanicipio and carried out by AMC Mining Consultants (Canada) Ltd. (the "AMC Study") was announced on June 14, 2012 and filed on SEDAR on July 16, 2012 (see press release dated June 14, 2012). With the completion of the AMC Study, MAG and Fresnillo Plc (“Fresnillo”) now have a framework on which the Minera Juanicipio Technical Committee can build upon for the continued advancement of the project.  On August 15, 2012, the Company announced that Minera Juanicipio had approved an 18 month mine permitting and underground development budget of $25 million.  The majority of this budget has been rolled over into 2013 and the early part of 2014 because of development permitting delays resulting from the Mexican government changeover late in 2012.  The budgeted program covers mine permitting, surface preparation and the commencement of the first 2,500 metres of underground decline development.

A hydrogeology (water management) study has been commenced.  A geotechnical study has been completed with the assistance of Peñoles’ (a related party of Fresnillo) Geotechnical & Construction Group, which has included a visit to the nearby Fresnillo Saucito operation in order to analyze rock quality in anticipation of stope preparation and development at Juanicipio.  As well, a division of Peñoles (CIDT) has been contracted to run the recommended metallurgical tests, with almost 254 kilograms of ore bearing material collected systematically along the deposit for metallurgical studies to be carried out.  Originally expected in the first quarter of 2013, the operator Fresnillo now reports that it expects the underground decline ground breaking to commence in the second quarter of 2013. Five different contractors from North and South America have been asked to tender for the decline construction and a decision is pending.

Currently, there are a total of 11 drills operating on the property in various work categories from exploration to water studies with two more coming in for infill drilling at Valdecañas.

Cinco de Mayo

The Company incurred exploration and evaluation costs in 2012 of $8,329,879 (2011: $6,271,072) at Cinco de Mayo and drilled approximately 33,067 metres (2011: 25,716 metres). Overall, the 2012 drilling demonstrated that mineralization is continuous from the Jose Manto through the Bridge Zone to Cinco Ridge, which is now collectively referred to as the “Upper Manto.”  In mid-June 2012, exploration hole CM12-431 drilled deep beneath the overlap zone between the Bridge Zone and the Jose Manto, cut four significant sulphide intervals within a 300 metre wide skarn and marble zone (see press release dated July 18, 2012).  The largest and deepest interval was 61 metres of high-grade massive sulphides that lies behind (to the southwest of) the structures that host the Upper Manto mineralization.  This is an entirely new mineralization zone named the “Pegaso Zone” which shows all of the hallmarks of being a near-source part of the Carbonate Replacement Deposit system that MAG has been systematically seeking at Cinco de Mayo.

On October 3, 2012, MAG announced that Roscoe Postle Associates Inc. had completed the first independent mineral resource estimate for the Upper Manto zone.  Inferred Mineral Resources are estimated to be 12.45 million tonnes at 132 g/t (3.9 opt) silver, 0.24 g/t gold, 2.86% lead, and 6.47% zinc (9.33% lead plus zinc) (see press release dated October 3, 2012).

In the fourth quarter of 2012, the Company was in the process of renewing ordinary course surface access permissions with the Ejido Benito Juarez (the “Ejido”) as the final component in the application for its Soil Use Change Permits.  However, on November 17, 2012 at what the Company believes was an illegally constituted meeting, the Ejido voted to expel MAG from its Cinco de Mayo property.  Several Ejido members challenged the meeting on the grounds that proper notice was not given, key signatures required to properly call the meeting were fraudulent, and that the vote taken at the meeting was fraught with irregularities.  A court hearing was held on February 6, 2013 in Chihuahua where the ejiditarios calling for the meeting to be declared illegal presented their evidence.  The opponents who had organized the illegal meeting failed to appear in court on time and their testimony was dismissed by the judge.  The judge ordered the Ejido administration to provide original documents for the meeting, which to date they have failed to provide.  It is expected to take the judge one to two months to write his decision on the legality of the meeting once he has settled the original documents questions.

MAG remains highly confident that the meeting and the illegal resolutions will be nullified, at which time, the Company will ask government officials to oversee a new assembly meeting of the Ejido to ensure that the necessary procedural and governance rules are respected and the vote is properly conducted.  Although there is no certainty that a new vote would produce a favourable outcome for the Company, MAG believes that the opposition group and its supporters do not represent the will of the majority of the 421 voting members of the Ejido.  Further exploration and drilling at Cinco de Mayo will resume only upon obtaining a Soil Use Change Permit, drill permits and a surface access agreement with the Ejido.  MAG believes that it has the support of a majority of the members of the Ejido and that the requisite authorizations to complete its submission for the Soil use Change Permit will be obtained in due course, and that access will be negotiated and resolved on a permanent basis with the Ejido.

PERSONNEL CHANGES

Effective March 15, 2013, Mr. Gordon Neal, VP of Corporate Development, resigned from the Company for personal reasons.  Mr. Neal joined MAG in 2005, and has been an integral part of the Company’s growth and success.  The Company would like to thank Mr. Neal for his significant contribution over the years and for his dedicated years of service, and wishes him continued success in his future endeavours.  Mr. Neal has agreed to be available to the Company on a consulting basis through a transitional period.  Effective March 4, 2013, the Company appointed Mr. Michael Curlook as Vice President, Investor Relations and Communications.  Mr. Curlook recently held the position of Head of Investor Relations and Communications for Great Basin Gold Ltd and was previously Manager of Investor Relations for Farallon Mining/Hunter Dickinson Inc.  As an incentive to join MAG, Mr. Curlook was granted 100,000 inducement stock options with a term of 5 years and an exercise price of C$9.61, vesting 1/3 immediately, 1/3 after 12 months and 1/3 after 24 months.  The Inducement Award Agreement for these stock options parallels the terms and conditions of the Company’s Stock Option Plan.

The Company also announces, that Mr. Michael Petrina, VP of Operations has tendered his resignation effective mid-April, to accept a new position based in Ontario. Mr. Petrina has been instrumental in overseeing the AMC Study for Minera Juanicipio, and has agreed to be available to the Company as a consultant during a transitional period. The Company thanks Mr. Petrina for his efforts and contributions, and wishes him well in his future endeavours.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are jointly developing the Valdecañas Vein and delineating the Desprendido and Juanicipio discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"
Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE-Amex has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html